UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

QUINPARIO ACQUISITION CORP. 2

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74874U200

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874U200	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,450,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,450,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The percentage set forth in Row 11 of this Cover Page is based on the Issuer’s (as defined herein) 35,000,000 shares of Common Stock outstanding as of January 16, 2015, as reported on the Exhibit 99.1 to the Issuer’s report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2015.

CUSIP No. 74874U200	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,491,969
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,491,969
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,491,969
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage set forth in Row 11 of this Cover Page is based on the Issuer’s 35,000,000 shares of Common Stock outstanding as of January 16, 2015, as reported on the Exhibit 99.1 to the Issuer’s report on Form 8-K filed with the SEC on January 22, 2015.

CUSIP No. 74874U200	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

Quinpario Acquisition Corp. 2

(b)	Address of Issuer’s principal executive offices

12935 N. Forty Drive, Suite 201

St. Louis, Missouri 63141

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) and Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA” and, together with BMCM, the “Reporting Persons”), with respect to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Quinpario Acquisition Corp. 2, a Delaware corporation (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i)	BMCA, with respect to the 2,491,969 shares of Common Stock directly owned by it;

(ii)	BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 259,831 shares of Common Stock directly owned by it;

(iii)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg, with respect to the 313,252 shares of Common Stock directly owned by it; and

(iv)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 384,948 shares of Common Stock directly owned by it.

The filing of this statement should not be construed as an admission that either of the Reporting Persons is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of the Cover Pages.

(d)	Title of class of securities

Common Stock, par value $0.0001 per share

(e)	CUSIP No.

74874U200

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 74874U200	13G	Page 5 of 6 Pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

Each of the Reporting Persons expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 74874U200	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 5, 2015

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

By: Blue Mountain CA Master Fund GP, Ltd.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director